UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number:   333-154787

Dongsheng Pharmaceutical International Co., Ltd.

(Exact name of registrant as specified in its charter)

China Bing’qi Plaza, Floor 17, No 69,
Zi Zhu Yuan Rd, Hai’dian District, Beijing
People’s Republic of China 100089
+86-10-88580708

 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.0001 per share

 (Title of each class of securities covered by this Form)

N/A

 (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 91

Pursuant to the requirements of the Securities Exchange Act of 1934, Dongsheng Pharmaceutical International Co., Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DONGSHENG PHARMACEUTICAL INTERNATIONAL CO., LTD.

Date: August 8, 2011	By	/s/ Xiaodong Zhu
Name: Xiaodong Zhu Title: President, CEO and Chairman